================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         March                                 2006
                          ---------------------------------     ----------------
Commission File Number    000-13727
                          ---------------------------------     ----------------

                            Pan American Silver Corp
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1500-625 Howe Street, Vancouver BC Canada V6C 2T6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                  Form 20-F                    Form 40-F      X
                             ----------------                 ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No  X
                       ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________


================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


         1           Press release, dated March 23, 2006.

                                                                      DOCUMENT 1

                                                           For Immediate Release

March 23, 2006


           PAN AMERICAN TO DEVELOP THE MANATIAL ESPEJO SILVER PROJECT
                  (all amounts in $US unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce that it has received approval from the Province of Santa Cruz Argentina for the Environmental Impact Statement on its 100% owned Manantial Espejo silver project and plans to immediately proceed with the development and construction of the mine. The Company also signed an agreement with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores with a sub-connection to Manantial Espejo.

The recently completed feasibility study for Manantial Espejo estimates that the project will produce on average 4.3 million ounces of silver and 62,000 ounce of gold annually over a mine life of 8.5 years, based on current proven and probable reserves. Capital costs for the project are expected to be $112.3 million including working capital and normal construction contingencies, plus $18.1 million in Argentine Value Added Tax which will be refundable once the mine is in production.

At the feasibility study price assumptions of US$6.75 per ounce for silver and US$475 per ounce for gold, the mine will generate an undiscounted after tax net present value of $72.6 million, an internal rate of return of 12% and a capital payback of 3.5 years. Average life of mine cash costs will be $0.02 per ounce, net of gold byproduct credits. At today's prices the undiscounted after tax net present value of the project would be $169 million, the internal rate of return increases to 25% and the capital payback period would be approximately 2.3 years.

Basic engineering for the project has been initiated and construction is expected to take 18-20 months. Existing mineral reserves are concentrated in four zones: the Maria, Karina Union, Melissa and Concepcion deposits which will be developed using both open pit and underground mining methods. Silver and gold recovery will be by conventional milling and leaching at a rate of 2,000 tonnes per day. The feasibility study estimates that the recovery rates for silver and gold will be 93% and 94%, respectively. Pan American is currently exploring financing options for the project.

According to Pan American Chairman Ross Beaty; "Development of 100% of Manantial Espejo secures Pan American's future as the world's number one primary silver producer. Together with this project, the completion of our new Alamo Dorado mine in the fourth quarter of this year and the expansion of our San Vicente and Morococha mines, we expect to double our current annual production to more than 25 million ounces of silver by the end of 2008. We have received great co-operation from the Argentine government at the federal and provincial levels, and particularly from the local community of Gobernador Gregores. I look forward to a successful mine development at Manantial Espejo for the benefit of Argentina, the local community and of course our shareholders."


*Mineral Reserves and Resources as at December 31, 2005

  --------------------------------------------------------------------------------------------------
                                          Tonnes      Grade        Grade                Silver
                                          (000s)    (g/t Ag)      (g/t Au)            (ounces)
  --------------------------------------------------------------------------------------------------
  Proven Mineral Reserves                    2,743        176          2.47             15,522,000
  Probable Mineral Reserves                  2,848        211          3.18             19,271,000
  Total                                      5,591        194          2.83             34,793,000
  --------------------------------------------------------------------------------------------------
  Measured Mineral Resources Indicated       1,224        108          1.22              4,248,000
  Mineral Resources                          1,670        118          1.22              6,332,000
  Total                                      2,894        114          1.22             10,580,000
  --------------------------------------------------------------------------------------------------
  Inferred Mineral Resources                 1,042        133          1.20              4,468,000
  --------------------------------------------------------------------------------------------------

*Michael Steinmann, P.Geo., Senior Vice-President Geology and Exploration for Pan American Silver, has estimated the mineral resources and is the Qualified Person for the resources. Martin Wafforn, P.Eng, Director of Mine Engineering for Pan American Silver is the Qualified Person for the proven/probable mineral reserves. The proven and probable reserves were calculated using a silver price of US $6.25 per ounce and a gold price of US $425 per ounce.


                                      -end-


For Further Information Contact: Pan American Silver Corp (604) 684-1175 or visit the Company's website at www.panamericansilver.com.



CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PAN AMERICAN SILVER CORP.
                                        ----------------------------------------
                                                       (Registrant)

Date:   March 29, 2006                  By:  /S/ ROSS BEATY
        -------------------------            -----------------------------------
                                             Name:  Ross Beaty
                                             Title: Chairman